September 7, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Mr. Ryan Rohn

Re:          B Green Innovations, Inc.
Form 10-K for the Year ended December 31, 2009
Form 10-Q for the Quarterly Period ended March 31, 2010
File No. 333-120490

Dear Mr. Rohn:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your August 23, 2010 and August 25, 2010 letters.

Form 10-K for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 1

1. We note that you independent registered public accounting firm has signed their report as Rosenberg, Rich, Berman, Baker and Company. However, it appears that this accounting firm has registered with the Public Accounting Oversight Board (PCAOB) as Rosenberg, Rich, Baker, Berman and Company. Please advise and ensure that future references to the firm contain the proper name order.

The report from the independent registered public accountants listed their name in the wrong order.  Future filings will include the proper name order for our independent registered public accounting firm.

Balance Sheets, page 3

2. We note that you are accruing dividends related to your preferred stock. We further note your disclosure in Note 13 on page 27 indicates that the board of directors have not declared dividends on your preferred stock as of yet. Generally, cumulative dividends are not required to be accrued or paid until officially declared. Please clarify if these dividends have been declared by your board of directors. If not, please tell us the accounting literature that you have cited to accrue these dividends on your balance sheet.

Pursuant to the Certificate of Incorporation, dividends for the preferred stock must be accrued by the Board of Directors.  Therefore, the accrual of dividends is mandated by the Certificate of Incorporation.  When the Board of Directors approved the issuance of the preferred stock, it also authorized the accrual of these preferred dividends.

Notes to Financial Statements

3. We note your disclosures on page 9 that you are focused on acquiring and identifying technologies that address environmental issues, and that your first new products are from recycled tire rubber. In addition, we note that you also continue to support the Interactive Voice Response (“IVR”) software. As such it appears that you have two reportable segments. Please clarify. Also tell us how you considered providing segment disclosures pursuant to ASC 280-10-50.

The Company will amend its Form 10-K for the year ended December 31, 2009, and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 to incorporate the Segment Data footnote within 10 business days of submitting this letter. All future filings will incorporate this footnote.

Form 10-Q for the Quarterly Period ended March 31, 2010

4. We note that you have reinstated the conversion rights of your preferred stock in February 2010 as discussed beginning on page 17. We further note that the conversion price is variable because it is based on the closing bid price of the common stock on the last trading day immediately prior to the date that the notice of conversion is tendered to the company. Please note that a variable conversion rate would result in an unlimited or unknown number of common shares to be issued upon conversion. The issuer might not control the settlement by delivering shares in this scenario and, therefore, cash settlement might be presumed and the preferred stock could be classified as temporary equity. Tell us how you considered ASC 480-10-S99-6 related to your presentation of preferred stock on your balance sheet.

The Series A 3% Preferred Stock can only be converted with the consent of the Company, and such, it has been classified within stockholders’ equity. Additionally, the holders of shares of Series A Preferred Stock are prohibited from converting shares of Series A Preferred Stock, and the Corporation shall not honor any attempted conversion of Series A Preferred Stock, if, and to the extent, the shares of Common Stock held by such converting holder of Series A Preferred Stock following any attempted conversion would exceed 9.99% of the outstanding shares of Common Stock of the Corporation after giving effect to such conversion.

Form 10-K for the Year ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 2

1. We note that your Form 10-K contains a copy of the previously issued report of your predecessor auditor Bagell, Josephs Levine and Company, (“Bagell”) and that Bagell has not reissued their report. The inclusion of a copy of a report in this manner does not comply with Rule 2-02 of Regulation S-X. Accordingly, the company should either:

•	Request that Bagell provide the company with a report that complies with Rule 2-02 of Regulation S-X and that the company file an amendment to Form 10-K with that revised report, or
•
Obtain a report on the financial statements for the period audited by bagel from your successor firm that is registered with the PCAOB. In this situation, as soon as possible, the Company should file an amendment to Form 10-K to label the financial statements as unaudited. Upon completion of the audit, the Company would need to file another amendment to Form 10-K to file the appropriate report.

The Company will file an amendment to Form 10-K with the report that complies with Rule 2-02.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•           The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•           The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings.

The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States unless the staff comments support a defense of good faith or reasonableness on the part of the Company.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Jerome Mahoney
Jerome Mahoney
President, Chief Executive Officer
and Chief Financial Officer